Exhibit 99.11

PRESS RELEASE	18 January 2010

Confirmation of important dates in connection with the execution of the merger between Bure and Skanditek

Notice to shareholders in the United States

This merger relates to the securities of a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden which are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

The Swedish Companies Registration Office (“Bolagsverket”) is expected to grant Bure Equity AB (“Bure”) and Skanditek Industriförvaltning AB (“Skanditek”) authorisation to implement the merger plan between the two companies on 19 January 2010, and to register the merger on 27 January 2010. Skanditek will be dissolved in connection with the registration of the merger, whereupon all of Skanditek’s assets and liabilities will be transferred to Bure.

As a consequence of Bolagsverket’s registration of the merger, Skanditek will be delisted on NASDAQ OMX Stockholm. Provided that Bolagsverket grants authorisation in accordance with above on 19 January 2010, the last day for trade in Skanditek’s shares on NASDAQ OMX Stockholm will be on 22 January 2010.

Provided that Skanditek is delisted and that Bolagsverket registers the merger in accordance with above, the shareholders in Skanditek as of 27 January 2010 (record day for the merger) will receive 3 (three) new shares in Bure for 4 (four) shares in Skanditek. Booking of the new shares in Bure is estimated to take place on 28 January 2010.

For further information, contact:

Patrik Tigerschiöld, President and CEO,

telephone +46 (0)8-614 00 20, e-mail patrik.tigerschiold@skanditek.se

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo. Skanditek is listed on NASDAQ OMX Stockholm, Mid Cap.

The information contained in this press release is such that Skanditek is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on January 18 2010 at 08:30 CET.

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6, SE-114 34 Stockholm

Telephone +46 (0)8-614 00 20, Fax +46 (0)8-614 00 38

info@skanditek.se, www.skanditek.se